EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Three Months Ended June 30		Six Months Ended June 30
(In thousands, except per-share amounts and market prices)	2007	2006	2007	2006
Net income	$21,083	$148,145	$134,550	$311,843

Average diluted stock options outstanding	2,939.9	4,258.4	3,074.3	4,363.4
Average exercise price per share	$45.36	$43.18	$45.37	$43.15
Average market price per share—diluted basis	$58.84	$61.16	$58.37	$59.51

Average common shares outstanding	79,627	81,921	79,295	82,355
Increase in share due to exercise of options—diluted basis	918	835	984	745

Adjusted shares outstanding—diluted	80,545	82,756	80,279	83,100

Net income per share—basic	$0.26	$1.81	$1.70	$3.79

Net income per share—diluted	$0.26	$1.79	$1.68	$3.75